UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Gannett Co., Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

36473H104

(CUSIP Number)

Marshall anstandig

MNG ENTERPRISES, inc.

101 W. Colfax Avenue

Denver, Colorado 80202

(408) 920-5784

STEVE WOLOSKY, ESQ.

andrew freedman, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 7, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

CUSIP NO. 36473H104

1	NAME OF REPORTING PERSON

MNG Enterprises, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,506,799
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

8,506,799
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,506,799
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
14	TYPE OF REPORTING PERSON

CO

2

CUSIP NO. 36473H104

1	NAME OF REPORTING PERSON

MNG Investment Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,506,799
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

8,506,799
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,506,799
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP NO. 36473H104

1	NAME OF REPORTING PERSON

Strategic Investment Opportunities LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,506,799
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

8,506,799
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,506,799
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 36473H104

1	NAME OF REPORTING PERSON

Alden Global Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,506,799
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

8,506,799
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,506,799
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
14	TYPE OF REPORTING PERSON

IA, OO

5

CUSIP NO. 36473H104

1	NAME OF REPORTING PERSON

Heath Freeman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,506,799
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

8,506,799
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,506,799
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP NO. 36473H104

1	NAME OF REPORTING PERSON

Timothy Barton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP NO. 36473H104

1	NAME OF REPORTING PERSON

R. Joseph Fuchs
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP NO. 36473H104

1	NAME OF REPORTING PERSON

Guy Gilmore
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP NO. 36473H104

1	NAME OF REPORTING PERSON

Dana Needleman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP NO. 36473H104

1	NAME OF REPORTING PERSON

Steven Rossi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

11

CUSIP NO. 36473H104

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)	MNG Enterprises, Inc., a Delaware corporation (“MNG”);
(ii)	MNG Investment Holdings LLC, a Delaware limited liability company (“MNG Holdings”);
(iii)	Strategic Investment Opportunities LLC, a Delaware limited liability company (“Opportunities”);
(iv)	Alden Global Capital LLC, a Delaware limited liability company (“Alden”);
(v)	Heath Freeman, as the President of Alden and as a nominee for the Board of Directors of the Issuer (the “Board”);
(vi)	Timothy Barton, as a nominee for the Board;
(vii)	R. Joseph Fuchs, as a nominee for the Board;
(viii)	Guy Gilmore, as a nominee for the Board;
(ix)	Dana Needleman, as a nominee for the Board; and
(x)	Steven Rossi, as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed to the Schedule 13D, which is incorporated herein by reference (“Schedule A”), is the name and present principal business, occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of the executive officers and directors of the Reporting Persons. To the best of the Reporting Persons’ knowledge, except as set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)       The principal business address of each of MNG, MNG Holdings and Opportunities is 101 W. Colfax Avenue, Denver, Colorado 80202. The principal business address of each of Alden and Mr. Freeman is 885 Third Avenue, New York, New York 10022. The principal business address of Mr. Barton is 200 E. Live Oak, Austin, Texas 78704. The principal business address of Mr. Fuchs is 44 Cocoanut Row, Palm Beach, Florida 33480. The principal business address of Mr. Gilmore is 10 River Park Plaza, St. Paul, Minnesota 55107. The principal business address of Ms. Needleman is One Grand Central Place, New York, New York 10165. The principal business address of Mr. Rossi is 34 Glen Ridge Avenue, Los Gatos, California 95030.

12

CUSIP NO. 36473H104

(c)       The principal business of MNG is to serve as the parent company and manager of MediaNews Group, Inc., a leading newspaper publisher in local, multi-platform news and information. The principal business of MNG Holdings is to serve as the managing member of Opportunities. The principal business of Opportunities is investing in securities and related instruments. The principal business of Alden is investment management. The principal occupation of Mr. Freeman is serving as the President of Alden. The principal occupation of Mr. Fuchs is serving as executive chairman of MNG. The principal occupation of Mr. Gilmore is serving as Chief Operating Officer of MNG. The principal occupation of Ms. Needleman is serving as a Principal of The Cogent Group. Each of Messrs. Barton and Rossi is retired.

(d)       No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Each of the entities who are Reporting Persons are organized under the laws of the State of Delaware. Messrs. Barton, Freeman, Fuchs, Gilmore and Rossi and Ms. Needleman are citizens of the United States of America. The citizenship of the individuals listed on Schedule A is set forth therein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On January 14, 2019, MNG made an offer to acquire the Issuer for $12.00 per share in cash, representing a 41% premium to the Issuer’s year-end closing price (the “MNG Offer”).  On February 4, 2019, before even meeting with MNG to discuss its acquisition proposal, the Issuer announced that the Board had rejected the MNG Offer.  MNG and its advisors met with the Issuer and its advisors on February 7, 2019 to address a set of questions the Issuer had set forth regarding the MNG Offer.  At the meeting, MNG and its advisors provided a clear path to completing an all-cash transaction on the proposed terms, including a path to financing the transaction and analysis on antitrust matters and pension liabilities.  MNG and its advisors assuredly demonstrated that neither issue would be an impediment to closing.  MNG also shared its perspective on leadership for the combined company and on the importance of valued employees to the long-term sustainability and success of the newspaper business.

The Issuer’s deadline for stockholder nominations of director candidates for election at the Issuer’s 2019 annual meeting of stockholders (the “Annual Meeting”) was also on February 7, 2019. MNG’s advisors had communicated to the Issuer’s advisors days before the meeting their belief that mutual, good faith engagement towards a negotiated transaction would be more productive without the distraction of an unnecessary and costly proxy contest, and had proposed an interim solution whereby MNG would agree to a “standstill” if the Issuer agreed to extend the nomination deadline.  On the morning of February 7, 2019, prior to the meeting, the Issuer’s advisors informed MNG’s advisors that the Board had determined it would not agree to extend the deadline for director nominations. Therefore, MNG’s only option to preserve its rights was to submit a slate of director candidates on February 7, 2019 so that in the event the Issuer continues to refuse to engage in material discussions, MNG can take its offer directly to stockholders through the vote on directors at the Annual Meeting.

13

CUSIP NO. 36473H104

MNG is severely disappointed by the Issuer’s press release issued on February 11, 2019 that grossly mischaracterized the meeting on February 7, 2019, as well as MNG’s ability to close the proposed transaction. MNG responded publicly on February 11, 2019, stating that it expects to have fully committed financing in place within weeks and that the pro forma leverage profile of the combined companies would be very conservative relative to industry comparables. MNG also stated that it can complete its diligence within four weeks with the cooperation of the Issuer and has conveyed its willingness to consider potentially improving the terms of the MNG Offer should due diligence demonstrate greater value.

MNG believes that the Issuer’s misleading public comments are designed to distract stockholder attention from the fact that management and the Board of the Issuer have no credible path to achieve a $12 valuation on their own. MNG notes that under Chairman Jeffry Louis’s watch, the Issuer’s Adjusted EBITDA is down a staggering 31% and free cash flow has declined by a whopping 50%, resulting in the destruction of over 40% of the Issuer’s value – all the while leveraging up to overspend on aspirational digital assets.

As the Issuer’s largest active stockholder with a 7.5% ownership stake, MNG urges the Issuer to do the right thing and resume discussions with MNG towards a transaction, or in the alternative, immediately commence a strategic review process to maximize value for all stockholders of the Issuer.

In addition to the Board’s refusal to engage in meaningful discussions with MNG, the Board has also refused, to date, to take any of the following actions that MNG requested in its January 14th letter to the Board:

•	Hire an investment bank to conduct a review of strategic alternatives, including a potential sale of the Issuer;
•	Commit to a moratorium on digital acquisitions; and
•	Commit to a feasible, strategic and financial path forward before hiring a new CEO.

It remains MNG’s singular preference to pursue a negotiated transaction, which it believes would be in the best interest of all stockholders of the Issuer.  MNG has expended significant time and resources performing all the necessary analysis and notes that the only thing blocking a value maximizing transaction is the entrenched Board’s self-serving refusal to engage.

As noted above, in light of the Issuer’s refusal to consider a nomination deadline extension, on February 7, 2019, Opportunities delivered a letter to the Issuer nominating Timothy Barton, Heath Freeman, R. Joseph Fuchs, Guy Gilmore, Dana Needleman and Steven Rossi (collectively, the “Nominees”) for election to the Board at the Issuer’s Annual Meeting. The Reporting Persons believe that the Nominees have the qualifications, experience and skill sets necessary to serve as directors of the Issuer, as evidenced by their bios below.

Timothy A. Barton, age 52, has served on the board of directors of Fred’s, Inc., an operator of general merchandise and pharmacy stores, since April 2017. Mr. Barton founded Freightquote.com, Inc. (“Freighquote”), an online transportation broker of freight services, in 1998, and served as its Chairman and CEO until its sale to C.H. Robinson Worldwide Inc., a provider of multimodal transportation services and third-party logistics, in 2015. Prior to founding Freightquote, Mr. Barton was the Co-Founder and President of UWI Association Programs, a telecommunications company, which grew into Network Long Distance before being acquired by IXC Communications/Broadwing Corporation in 1998. Mr. Barton earned his B.A. in Business from the University of Kansas and an M.S. in Finance from Louisiana State University.

14

CUSIP NO. 36473H104

Heath Freeman, age 38, has served as the President of Alden Global Capital, LLC since 2014 and is a Founding Member. Prior to Alden, he worked at Smith Management LLC, an investment manager, where he was responsible for investing in deeply undervalued companies and special situations, from 2006 to 2007. Mr. Freeman began his career as an analyst at Peter J. Solomon Company, a boutique investment bank, where he worked on mergers and acquisitions, restructurings and refinancing assignments, from 2003 to 2006. Mr. Freeman serves as Vice Chairman of MNG, owner of one of the largest newspaper businesses in the United States, and has been a director since January 2011. He has been the Chairman of Fred’s, Inc., an operator of discount value stores, since September 2017 and has been a director since August 2017. He also serves as Chairman of the Advisory Board at Jewish Life at Duke University’s Freeman Center. Mr. Freeman holds a B.A. from Duke University.

R. Joseph Fuchs, age 78, has served as the executive chairman of MNG, owner of one of the largest newspaper businesses in the United States, since 2012. Mr. Fuchs also currently serves as the President of Rockfleet Broadcasting, Inc., a broadcasting company based in Palm Beach, Florida with three stations in its family, since 1998. Prior to that Mr. Fuchs served as the President of Rockfleet Media, a publisher of weekly newspapers in New Jersey, from 1993 until 1999. Mr. Fuchs also had an equity interest in a Fox Television station in Colorado, from 1984 until 2003. Earlier in his career Mr. Fuchs held various senior level positions at Kidder, Peabody & Co., a securities firm, including having served as the Managing Director for the International Equity Marketing Group, member of the Management Committee and Director of Equity Research, from 1964 to 1995, as well as serving on the board of directors. During his time at Kidder, Peabody & Co. Mr. Fuchs was also a top ranked media analyst with many years working on GCI. Mr. Fuchs received his B.S. in Economics from the Wharton School at University of Pennsylvania and his M.B.A from Columbia University.

Guy Gilmore, age 63, currently serves as the Chief Operating Officer of MNG, owner of one of the largest newspaper businesses in the United States, since October 2017. Previously, Mr. Gilmore served as the Executive Vice President East of MNG from September 2013 until October 2017. Before that, Mr. Gilmore served as President and Publisher of the St. Paul Pioneer Press (n/k/a the Twin Cities Pioneer Press), a Saint Paul, Minnesota, based newspaper from 2007 until 2013 and its Vice President from 2005 until 2007. Earlier in his career Mr. Gilmore served as the President and Publisher of Allentown Morning Call, as well as several other senior positions at the Baltimore Sun, the Portland Oregonian, the Nashville Tennessean & Banner, USA Today and GCI. Mr. Gilmore received his B.A. in English Literature from University of California at Riverside, where he graduated Magna Cum Laude and as a Phi Beta Kappa member.

Dana Needleman, age 46, has served as a Principal of The Cogent Group, an acquirer of single-tenant net leased real estate nationally, since October 2009, where she is responsible for the origination, underwriting, financing, structuring, and closing of net lease transactions. She has been instrumental in the acquisition, development and disposition of more than $5.0 billion of corporate real estate throughout the United States with a heavy concentration of retail and industrial assets. From 1999 to 2009, Ms. Needleman was employed by Cardinal Capital Partners (“Cardinal”), a private equity real estate investment firm. She served as a Managing Director at Cardinal from 2003 to 2009 and its Vice President from 1999 to 2002. Throughout her career, Ms. Needleman has completed sizeable portfolio acquisitions with Reuters, Georgia Pacific LLC, Beckman Coulter Inc. Academy Sports & Outdoors, Albertson’s, Dick’s Sporting Goods, PetSmart, Rite Aid, Shaw’s, and various other national retailers, enabling these companies to maximize the value of their real estate holdings through sale-leaseback and build-to-suit transactions. From 1997 to 1999, Ms. Needleman was an Associate at Corporate Realty Investment Company Capital, LLLC, a private real estate company. She has served on the board of directors of Fred’s, Inc., an operator of general merchandise and pharmacy stores, since May 2018. Ms. Needleman earned her B.A. from Duke University and J.D. from Boston University School of Law, and was admitted to the New York and Massachusetts bars.

15

CUSIP NO. 36473H104

Steven B. Rossi, age 69, served as the Chief Executive Officer of MediaNews Group, Inc. (formerly d/b/a Digital First Media) (“MediaNews Group”), a management company specializing in newspapers, from July 2015 until retiring in November 2017. Prior to that, he served as MediaNews Group’s President beginning in July 2014 and its Chief Operating Officer from January 2015 until assuming the CEO role, and as Executive Vice President from 2006 until April 2007. Previously, he served as the President and Chief Executive Officer of the California Newspapers Partnership, a publisher of more than two dozen daily newspapers and several weekly newspapers, from 2007 until July 2014. Earlier in his career, Mr. Rossi served in various executive positions at Knight Ridder, Inc., a media company specializing in newspaper and internet publishing, from 1987 until it was acquired by the McClatchy Company in June 2006, including President of the newspaper division, Chief Financial Officer, and Senior Vice President of Operations. From 1992 through 1998 he was Executive Vice President and General Manager of The Philadelphia Inquirer and Daily News¸ both of which are daily newspapers. Prior to joining the newspaper industry, Mr. Rossi held positions in general management and mergers and acquisitions with AmeriGas, Inc., a liquefied petroleum gas distribution company, and in international finance with IU International Corporation, a diversified services company with businesses in trucking, food services, and waste management. He has been on the board of directors of Fred’s, Inc., an operator of general merchandise and pharmacy stores, since April 2017. Mr. Rossi holds a B.A. in Economics from Ursinus College and an M.B.A. in Finance from the Wharton School at the University of Pennsylvania.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 113,109,441 Shares outstanding as of November 2, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2018.

A.	MNG
(a)	MNG, as the sole member of MNG Holdings, may be deemed the beneficial owner of the 8,506,799 Shares owned by Opportunities.

Percentage: Approximately 7.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 8,506,799
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 8,506,799

(c)	MNG has not entered into any transactions in the Shares since the filing of the Schedule 13D.
B.	MNG Holdings
(a)	MNG Holdings, as the managing member of Opportunities, may be deemed the beneficial owner of the 8,506,799 Shares owned by Opportunities.

Percentage: Approximately 7.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 8,506,799
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 8,506,799

(c)	MNG Holdings has not entered into any transactions in the Shares since the filing of the Schedule 13D.
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C.	Opportunities
(a)	As of the close of business on February 11, 2019, Opportunities beneficially owned 8,506,799 Shares.

Percentage: Approximately 7.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 8,506,799
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 8,506,799

(c)	Opportunities has not entered into any transactions in the Shares since the filing of the Schedule 13D.
D.	Alden
(a)	Alden, as the investment manager of funds that collectively hold a majority voting interest in MNG, may be deemed the beneficial owner of the 8,506,799 Shares owned by Opportunities.

Percentage: Approximately 7.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 8,506,799
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 8,506,799

(c)	Alden has not entered into any transactions in the Shares since the filing of the Schedule 13D.
E.	Mr. Freeman
(a)	Mr. Freeman, as the President of Alden, may be deemed the beneficial owner of the 8,506,799 Shares owned by Opportunities.

Percentage: Approximately 7.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 8,506,799
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 8,506,799

(c)	Mr. Freeman has not entered into any transactions in the Shares since the filing of the Schedule 13D.
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F.	Mr. Barton
(a)	As of the close of business on February 11, 2019, Mr. Barton did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Barton has not entered into any transactions in the Shares during the past 60 days.
G.	Mr. Fuchs
(a)	As of the close of business on February 11, 2019, Mr. Fuchs did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Fuchs has not entered into any transactions in the Shares during the past 60 days.
H.	Mr. Gilmore
(a)	As of the close of business on February 11, 2019, Mr. Gilmore did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Gilmore has not entered into any transactions in the Shares during the past 60 days.
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CUSIP NO. 36473H104

I.	Ms. Needleman
(a)	As of the close of business on February 11, 2019, Ms. Needleman did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Ms. Needleman has not entered into any transactions in the Shares during the past 60 days.
J.	Mr. Rossi
(a)	As of the close of business on February 11, 2019, Mr. Rossi did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Rossi has not entered into any transactions in the Shares during the past 60 days.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his, her or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item	6 is hereby amended to add the following:

On February 7, 2019, the Reporting Persons entered into a Joint Filing and Solicitation Agreement pursuant to which, among other things, the parties agreed to (a) the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer and (b) solicit proxies for the election of the Nominees at the Annual Meeting. A copy of the Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

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Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Joint Filing and Solicitation Agreement, dated February 7, 2019.
99.2	Powers of Attorney.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2019

MNG Enterprises, Inc.

By:	/s/ Marshall Anstandig
	Name:	Marshall Anstandig
	Title:	Authorized Signatory

MNG Investment Holdings LLC

By:	MNG Enterprises, Inc., its sole member

By:	/s/ Marshall Anstandig
	Name:	Marshall Anstandig
	Title:	Authorized Signatory

Strategic Investment Opportunities LLC

By:	MNG Investment Holdings LLC, its managing member

By:	MNG Enterprises, Inc., its sole member

By:	/s/ Marshall Anstandig
	Name:	Marshall Anstandig
	Title:	Authorized Signatory

Alden Global Capital LLC

By:	/s/ Heath Freeman
	Name:	Heath Freeman
	Title:	President

/s/ Heath Freeman
Heath Freeman Individually and as attorney-in-fact for Timothy Barton, R. Joseph Fuchs, Guy Gilmore, Dana Needleman and Steven Rossi

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